EXHIBIT 99.3

Consolidated financial statements

Management's responsibility for financial reporting
These financial statements form the basis for all of the financial information that appears in this annual report.
The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Public Accounting Firm, have audited the financial statements.
Management has prepared the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 170 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) Mirko Bibic
President and Chief Executive Officer

(signed) Glen LeBlanc
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President, Controller and Tax
March 4, 2021

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of BCE Inc.
Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BCE Inc. and subsidiaries (the "Company") as at December 31, 2020 and 2019, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Intangible Assets - Bell Media Group - Refer to Notes 8, 18 and 21 to the financial statements
Critical Audit Matter Description
Goodwill and indefinite-life intangible assets (specifically broadcast licenses) for the Bell Media group of cash generating units (“Bell Media”) are tested annually or when there is an indication that the asset may be impaired. During the second quarter of 2020, Bell Media identified declines in advertising revenue, lower subscriber revenues and overall increases in discount rates as indicators that certain assets may be impaired. As a result of the second quarter and annual assessments of impairment of goodwill and intangible assets for Bell Media, management has determined that there was no impairment of goodwill and there was an impairment for intangible assets.

When testing goodwill for Bell Media, while there are several assumptions that are required to determine the recoverable amount, the judgments with the highest degree of subjectivity and impact, are the forecasts of future operating performance, determination of EBITDA multiples, discount rates and perpetuity growth rates. When testing intangible assets, the judgments with the highest degree of subjectivity and impact are forecasts of future operating performance, discount rates and perpetuity growth rates. Changes in these assumptions could have a significant impact on the recoverable amount of Bell Media, resulting in an impairment charge to goodwill or intangible assets as required. Given the significant judgments made by management, regarding the forecasts of future operating performance, determination of EBITDA multiples, discount rates and perpetuity growth rates, a high degree of auditor judgment was required and resulted in an increased extent of audit effort, which included the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to forecasts of future operating performance, determination of EBITDA multiples, discount rates, and perpetuity growth rates used by management to determine the recoverable amounts for Bell Media included the following, among others:
•Evaluated the effectiveness of controls over the assessment of goodwill and intangible assets for impairment, including those over the forecasts of future operating performance, and the determination of the EBITDA multiples, discount rates and perpetuity growth rates.
•Evaluated management’s ability to accurately forecast future operating performance by comparing actual results to management’s historical forecasts.
•Evaluated the reasonableness of management’s forecasts of future operating performance by comparing the forecasts to:
•Historical operating performance;
•Analyst and industry reports for the Company and certain of its peer companies, and other relevant publicly available information;
•Known changes in Bell Media’s operations or the industry in which it operates, including the impact of the COVID-19 pandemic, which are expected to impact future operating performance;
•Internal communications to management and the Board of Directors.
•With the assistance of fair value specialists, evaluated the reasonableness of the (1) EBITDA multiples, (2) discount rates, and (3) perpetuity growth rates by:
•Testing the source information underlying the determination of the discount rates;
•Reviewing relevant internal and external information, including analyst and industry reports, to assess the reasonability of the selected EBITDA multiples, discount rates, and perpetuity growth rates;
•Developing a range of independent estimates and comparing those to the EBITDA multiples, discount rates, and perpetuity growth rates selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Montréal, Canada
March 4, 2021
We have served as the Company's auditor since 1880.

Consolidated income statements

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	NOTE			2020	2019
Operating revenues			4	22,883	23,793
Operating costs		4,	5	(13,276)	(13,787)
Severance, acquisition and other costs			6	(116)	(114)
Depreciation			16	(3,475)	(3,458)
Amortization			18	(929)	(886)
Finance costs
Interest expense			7	(1,110)	(1,125)
Interest on post-employment benefit obligations			26	(46)	(63)
Impairment of assets	8,	16,	18	(472)	(102)
Other (expense) income			9	(194)	95
Income taxes			10	(792)	(1,129)
Net earnings from continuing operations				2,473	3,224
Net earnings from discontinued operations			3	226	29
Net earnings				2,699	3,253

Net earnings from continuing operations attributable to:
Common shareholders				2,272	3,011
Preferred shareholders				136	151
Non-controlling interest				65	62
Net earnings from continuing operations				2,473	3,224

Net earnings attributable to:
Common shareholders				2,498	3,040
Preferred shareholders				136	151
Non-controlling interest			35	65	62
Net earnings				2,699	3,253

Net earnings per common share - basic and diluted			11
Continuing operations				2.51	3.34
Discontinued operations			3	0.25	0.03
Net earnings per common share - basic and diluted				2.76	3.37

Weighted average number of common shares outstanding - basic (millions)				904.3	900.8

Consolidated statements of comprehensive income

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2020	2019
Net earnings from continuing operations		2,473	3,224
Other comprehensive income from continuing operations, net of income taxes

Items that will be subsequently reclassified to net earnings
Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for 2020 and 2019		(15)	6
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $12 million and ($45) million for 2020 and 2019, respectively		(33)	112

Items that will not be reclassified to net earnings
Actuarial gains on post-employment benefit plans, net of income taxes of ($184) million and ($51) million for 2020 and 2019, respectively	26	503	140
Net change in value of derivatives designated as cash flow hedges, net of income taxes of nil and $9 million for 2020 and 2019, respectively		(1)	(25)
Other comprehensive income from continuing operations		454	233
Net earnings from discontinued operations attributable to common shareholders		226	29
Total comprehensive income		3,153	3,486

Total comprehensive income attributable to:
Common shareholders		2,953	3,277
Preferred shareholders		136	151
Non-controlling interest	35	64	58
Total comprehensive income		3,153	3,486

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash		224	141
Cash equivalents		—	4
Trade and other receivables	12	3,528	3,038
Inventory	13	439	427
Contract assets	14	687	1,111
Contract costs	15	402	415
Prepaid expenses		209	194
Other current assets		199	190
Total current assets		5,688	5,520
Non-current assets
Contract assets	14	256	533
Contract costs	15	362	368
Property, plant and equipment	16	27,513	27,636
Intangible assets	18	13,102	13,352
Deferred tax assets	10	106	98
Investments in associates and joint ventures	19	756	698
Post-employment benefit assets	26	1,277	558
Other non-current assets	20	1,001	716
Goodwill	21	10,604	10,667
Total non-current assets		54,977	54,626
Total assets		60,665	60,146
LIABILITIES
Current liabilities
Trade payables and other liabilities	22	3,935	3,954
Contract liabilities	14	717	683
Interest payable		222	227
Dividends payable		766	729
Current tax liabilities		214	303
Debt due within one year	23	2,417	3,881
Total current liabilities		8,271	9,777
Non-current liabilities
Contract liabilities	14	242	207
Long-term debt	24	23,906	22,415
Deferred tax liabilities	10	3,810	3,561
Post-employment benefit obligations	26	1,962	1,907
Other non-current liabilities	27	1,145	871
Total non-current liabilities		31,065	28,961
Total liabilities		39,336	38,738
Commitments and contingencies	33
EQUITY
Equity attributable to BCE shareholders
Preferred shares	29	4,003	4,004
Common shares	29	20,390	20,363
Contributed surplus	29	1,174	1,178
Accumulated other comprehensive income		103	161
Deficit		(4,681)	(4,632)
Total equity attributable to BCE shareholders		20,989	21,074
Non-controlling interest	35	340	334
Total equity		21,329	21,408
Total liabilities and equity		60,665	60,146

Consolidated statements of changes in equity

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2020 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUM-ULATED OTHER COMPRE-HENSIVE INCOME	DEFICIT	TOTAL	NON-CONTR-OLLING INTEREST	TOTAL EQUITY
Balance at December 31, 2019		4,004	20,363	1,178	161	(4,632)	21,074	334	21,408
Net earnings		—	—	—	—	2,634	2,634	65	2,699
Other comprehensive (loss) income from continuing operations		—	—	—	(48)	503	455	(1)	454
Total comprehensive (loss) income		—	—	—	(48)	3,137	3,089	64	3,153
Common shares issued under employee stock option plan	29	—	27	(1)	—	—	26	—	26
Other share-based compensation	29	—	—	(3)	—	(35)	(38)	—	(38)
Repurchase of preferred shares	29	(1)	—	—	—	—	(1)	—	(1)
Dividends declared on BCE common and preferred shares		—	—	—	—	(3,147)	(3,147)	—	(3,147)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(53)	(53)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(10)	—	(10)	—	(10)
Other		—	—	—	—	(4)	(4)	(5)	(9)
Balance at December 31, 2020		4,003	20,390	1,174	103	(4,681)	20,989	340	21,329

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2019 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUMU-LATED OTHER COMPRE-HENSIVE INCOME	DEFICIT	TOTAL	NON-CONTR-OLLING INTEREST	TOTAL EQUITY
Balance at December 31, 2018		4,004	20,036	1,170	90	(4,937)	20,363	326	20,689
Adoption of IFRS 16	2	—	—	—	—	(19)	(19)	(1)	(20)
Balance at January 1, 2019		4,004	20,036	1,170	90	(4,956)	20,344	325	20,669
Net earnings		—	—	—	—	3,191	3,191	62	3,253
Other comprehensive income (loss) from continuing operations		—	—	—	97	140	237	(4)	233
Total comprehensive income		—	—	—	97	3,331	3,428	58	3,486
Common shares issued under employee stock option plan	29	—	251	(11)	—	—	240	—	240
Common shares issued under employee savings plan (ESP)	29	—	75	—	—	—	75	—	75
Other share-based compensation	29	—	1	19	—	1	21	—	21
Dividends declared on BCE common and preferred shares		—	—	—	—	(3,008)	(3,008)	—	(3,008)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(64)	(64)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(26)	—	(26)	—	(26)
Other		—	—	—	—	—	—	15	15
Balance at December 31, 2019		4,004	20,363	1,178	161	(4,632)	21,074	334	21,408

Consolidated statements of cash flows

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE		2020	2019
Cash flows from operating activities
Net earnings from continuing operations			2,473	3,224
Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs		6	116	114
Depreciation and amortization	16,	18	4,404	4,344
Post-employment benefit plans cost		26	315	309
Net interest expense			1,087	1,101
Impairment of assets		8	472	102
Gains on investments		9	(3)	(18)
Income taxes		10	792	1,129
Contributions to post-employment benefit plans		26	(297)	(290)
Payments under other post-employment benefit plans		26	(61)	(72)
Severance and other costs paid			(78)	(167)
Interest paid			(1,112)	(1,079)
Income taxes paid (net of refunds)			(846)	(725)
Acquisition and other costs paid			(35)	(60)
Net change in operating assets and liabilities			473	(48)
Cash from discontinued operations		3	54	94
Cash flows from operating activities			7,754	7,958
Cash flows used in investing activities
Capital expenditures		4	(4,202)	(3,974)
Business acquisitions			(65)	(51)
Acquisition of spectrum licences			(86)	—
Other investing activities			(79)	7
Cash from (used in) discontinued operations		3	892	(18)
Cash flows used in investing activities			(3,540)	(4,036)
Cash flows used in financing activities
Decrease in notes payable			(1,641)	(1,073)
Increase in securitized trade receivables			—	131
Issue of long-term debt		24	6,006	1,954
Repayment of long-term debt		24	(5,003)	(2,221)
Issue of common shares		29	26	240
Purchase of shares for settlement of share-based payments		30	(263)	(142)
Cash dividends paid on common shares			(2,975)	(2,819)
Cash dividends paid on preferred shares			(132)	(147)
Cash dividends paid by subsidiaries to non-controlling interest			(53)	(65)
Other financing activities			(93)	(54)
Cash used in discontinued operations		3	(7)	(6)
Cash flows used in financing activities			(4,135)	(4,202)
Net increase (decrease) in cash			83	(284)
Cash at beginning of year			141	425
Cash at end of year			224	141
Net (decrease) increase in cash equivalents			(4)	4
Cash equivalents at beginning of year			4	—
Cash equivalents at end of year			—	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1	Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers in Canada. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 4, 2021.

Note 2	Significant accounting policies
 A) Basis of presentation
The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.
All amounts are in millions of Canadian dollars, except where noted.
FUNCTIONAL CURRENCY
The financial statements are presented in Canadian dollars, the company’s functional currency.

B) Basis of consolidation
We consolidate the financial statements of all of our subsidiaries. Subsidiaries are entities we control, where control is achieved when the company is exposed or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.
The results of subsidiaries acquired during the year are consolidated from the date of acquisition and the results of subsidiaries sold during the year are deconsolidated from the date of disposal. Where necessary, adjustments are made to the financial statements of acquired subsidiaries to conform their accounting policies to ours. All intercompany transactions, balances, income and expenses are eliminated on consolidation.
Changes in our ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, with no effect on net earnings or on Other comprehensive income from continuing operations. Any difference between the change in the carrying amount of non-controlling interest (NCI) and the consideration paid or received is attributed to owner’s equity.

C) Revenue from contracts with customers

Revenue is measured based on the value of the expected consideration in a contract with a customer and excludes sales taxes and other amounts we collect on behalf of third parties. We recognize revenue when control of a product or service is transferred to a customer. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.

A contract asset is recognized in the consolidated statements of financial position (statements of financial position) when our right to consideration from the transfer of products or services to a customer is conditional on our obligation to transfer other products or services. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized in the statements of financial position when we receive consideration in advance of the transfer of products or services to the customer. Contract assets and liabilities relating to the same contract are presented on a net basis.

Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions and prepaid contract fulfillment costs, are included in contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

WIRELESS SEGMENT REVENUES
Our Wireless segment principally generates revenue from providing integrated digital wireless voice and data communications products and services to residential and business customers.

We recognize product revenues from the sale of wireless handsets and devices when a customer takes possession of the product. We recognize wireless service revenues over time, as the services are provided. For bundled arrangements, stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate.

For wireless products and services that are sold separately, customers usually pay in full at the point of sale for products and on a monthly basis for services. For wireless products and services sold in bundled arrangements, including device financing plans, customers pay monthly over a contract term of up to 24 months for residential customers and up to 36 months for business customers. If they include a significant financing component, device financing plan receivables are discounted at market rates and interest revenue is accreted over the contractual repayment period.

WIRELINE SEGMENT REVENUES
Our Wireline segment principally generates revenue from providing data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, satellite TV service and connectivity, as well as other communications services and products to residential and business customers. Our Wireline segment also includes revenues from our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

We recognize product revenues from the sale of wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met. For bundled arrangements, stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate, or the expected cost plus margin approach for customized business arrangements.

For wireline customers, products are usually paid in full at the point of sale. Services are paid for on a monthly basis except where a billing schedule has been established with certain business customers under long-term contracts that can generally extend up to seven years.
MEDIA SEGMENT REVENUES
Our Media segment principally generates revenue from conventional TV, specialty TV, digital media, radio broadcasting and OOH advertising and subscriber fees from specialty TV, pay TV and streaming services.

We recognize advertising revenue when advertisements are aired on the radio or TV, posted on our websites or appear on our advertising panels and street furniture. Revenues relating to subscriber fees are recorded on a monthly basis as the services are provided. Customer payments are due monthly as the services are provided.

D) Share-based payments
Our share-based payment arrangements include stock options, restricted share units and performance share units (RSUs/PSUs), deferred share units (DSUs), an employee savings plan (ESP) and a deferred share plan (DSP).
STOCK OPTIONS
We use a fair value-based method to measure the cost of our employee stock options, based on the number of stock options that are expected to vest. We recognize compensation expense in Operating costs in the consolidated income statements (income statements). Compensation expense is adjusted for subsequent changes in management’s estimate of the number of stock options that are expected to vest.
We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount received and the amounts previously credited to contributed surplus.
RSUs/PSUs
For each RSU/PSU granted, we recognize compensation expense in Operating costs in the income statements, equal to the market value of a BCE common share at the date of grant and based on the number of RSUs/PSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus. Additional RSUs/PSUs are issued to reflect dividends declared on the common shares.
Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs/PSUs that are expected to vest. The effect of these changes is recognized in the period of the change. Upon settlement of the RSUs/PSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs/PSUs are settled in BCE common shares, DSUs, or a combination thereof.
DSUs
If compensation is elected to be taken in DSUs, we issue DSUs equal to the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

ESP
We recognize our ESP contributions as compensation expense in Operating costs in the income statements. We credit contributed surplus for the ESP expense recognized over the two-year vesting period, based on management’s estimate of the accrued contributions that are expected to vest. Upon settlement of shares under the ESP, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.
DSP
For each deferred share granted under the DSP, we recognize compensation expense in Operating costs in the income statements equal to the market value of a BCE common share. Deferred shares are no longer granted, except those issued to reflect dividends declared on common shares.
Compensation expense is adjusted for subsequent changes in the market value of BCE common shares. The cumulative effect of any change in value is recognized in the period of the change. Participants have the option to receive either BCE common shares or a cash equivalent for each vested deferred share upon qualifying for payout under the terms of the grant.

E) Income and other taxes
Current and deferred income tax expense is recognized in the income statements, except to the extent that the expense relates to items recognized in Other comprehensive income from continuing operations or directly in equity.
A current or non-current tax asset (liability) is the estimated tax receivable (payable) on taxable earnings (loss) for the current or past periods.
We use the liability method to account for deferred tax assets and liabilities, which arise from:
•temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases
•the carryforward of unused tax losses and credits, to the extent they can be used in the future
Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.
Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.
INVESTMENT TAX CREDITS (ITCs), OTHER TAX CREDITS AND GOVERNMENT GRANTS
We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. They are presented as part of Trade and other receivables in the statements of financial position when they are expected to be utilized in the next year. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

F) Cash equivalents
Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase and are measured at amortized cost.

G) Securitization of trade receivables
Proceeds on the securitization of trade receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

H) Inventory
We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or potentially obsolete, calculated using an inventory aging analysis.

I) Property, plant and equipment
We record property, plant and equipment at historical cost. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, and labour.
Borrowing costs are capitalized for qualifying assets, if the time to build or develop is in excess of one year, at a rate that is based on our weighted average interest rate on our outstanding long-term debt. Gains or losses on the sale or retirement of property, plant and equipment are recorded in Other (expense) income in the income statements.
LEASES
We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.
We adopted IFRS 16 - Leases as of January 1, 2019. Certain finance leases entered into prior to January 1, 2019 were initially measured under IAS 17 - Leases, as permitted by the specific transition provisions of IFRS 16.
IFRS 16
We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:
•fixed (and in-substance fixed) lease payments, less any lease incentives
•variable lease payments that depend on an index or rate
•payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.
Right-of-use assets are measured at cost, and are comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.
Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating costs in the period in which the event or condition that triggers those payments occurs.
IAS 17
Under IAS 17, leases of property, plant and equipment are recognized as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments, excluding non-lease components.

ASSET RETIREMENT OBLIGATIONS (AROs)
We initially measure and record AROs at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the ARO and record a corresponding amount in interest expense to reflect the passage of time.

J) Intangible assets
FINITE-LIFE INTANGIBLE ASSETS
Finite-life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any.
SOFTWARE
We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost and labour.
Software development costs are capitalized when all the following conditions are met:
•technical feasibility can be demonstrated
•management has the intent and the ability to complete the asset for use or sale
•it is probable that economic benefits will be generated
•costs attributable to the asset can be measured reliably
CUSTOMER RELATIONSHIPS
Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.
PROGRAM AND FEATURE FILM RIGHTS
We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of broadcasting. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization, and accumulated impairment losses, if any. Programs and feature films under licence agreements are recorded as assets for rights acquired and liabilities for obligations incurred when:
•we receive a broadcast master and the cost is known or reasonably determinable for new program and feature film licences; or
•the licence term commences for licence period extensions or syndicated programs
Related liabilities of programs and feature films are classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.
INDEFINITE-LIFE INTANGIBLE ASSETS
Brand assets, mainly comprised of the Bell, Bell Media and Bell MTS brands, and broadcast licences are acquired through business combinations and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year. Borrowing costs are calculated at a rate that is based on our weighted average interest rate on our outstanding long-term debt.
Currently, there are no legal, regulatory, competitive or other factors that limit the useful lives of our brands or spectrum licences.

K) Depreciation and amortization
We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, as required. Land and assets under construction or development are not depreciated.

ESTIMATED USEFUL LIFE
Property, plant and equipment
Network infrastructure and equipment	2 to 50 years
Buildings	5 to 50 years
Finite-life intangible assets
Software	2 to 12 years
Customer relationships	2 to 26 years
Program and feature film rights	Up to 5 years

L) Investments in associates and joint arrangements
Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in Other (expense) income in the income statements.
Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income or loss on an after-tax basis.
Investments are reviewed for impairment at each reporting period and we compare their recoverable amount to their carrying amount when there is an indication of impairment.
We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.

M) Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and recorded in Severance, acquisition and other costs in the income statements.
Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest is remeasured to fair value and any gain or loss on remeasurement is recognized in Other (expense) income in the income statements. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is recorded as Goodwill in the statements of financial position. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in Other (expense) income in the income statements immediately as a bargain purchase gain.

N) Impairment of non-financial assets
Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.
Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.
GOODWILL IMPAIRMENT TESTING
We perform an annual test for goodwill impairment in the fourth quarter for each of our cash generating units (CGUs) or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.
A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.
We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.
An impairment charge is recognized in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 4, Segmented information.

O) Financial instruments and contract assets
We measure trade and other receivables, including wireless device financing plan receivables, at amortized cost using the effective interest method, net of any allowance for doubtful accounts.
Our portfolio investments in equity securities are classified as fair value through other comprehensive income and are presented in our statements of financial position as Other non-current assets. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in Other comprehensive income from continuing operations in the consolidated statements of comprehensive income (statements of comprehensive income) and are reclassified from Accumulated other comprehensive income to Deficit in the statements of financial position when realized.
Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.

We measure the allowance for doubtful accounts and impairment of contract assets based on an expected credit loss (ECL) model, which takes into account current economic conditions, historical information, and forward-looking information. We use the simplified approach for measuring losses based on the lifetime ECL for trade and other receivables and contract assets. Amounts considered uncollectible are written off and recognized in Operating costs in the income statements.
The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.

P) Derivative financial instruments
We use derivative financial instruments to manage risks related to changes in interest rates, foreign currency rates, commodity prices and cash flow exposures related to share-based payment plans, capital expenditures, long-term debt instruments and operating revenues and expenses. We do not use derivative financial instruments for speculative or trading purposes.
Derivatives that mature within one year are included in Other current assets or Trade payables and other liabilities in the statements of financial position, whereas derivatives that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.
HEDGE ACCOUNTING
To qualify for hedge accounting, we document the relationship between the derivative and the related identified risk exposure, and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, commitment, or anticipated transaction.
We assess the effectiveness of a derivative in managing an identified risk exposure when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedging relationship ceases to meet the qualifying criteria, we discontinue hedge accounting prospectively.
CASH FLOW HEDGES
We enter into cash flow hedges to mitigate foreign currency risk on certain debt instruments and anticipated purchases and sales, as well as interest rate risk related to anticipated debt issuances.
We use foreign currency forward contracts and options to manage the foreign currency exposure relating to anticipated purchases and sales denominated in foreign currencies. Changes in the fair value of these foreign currency forward contracts and options are recognized in our statements of comprehensive income, except for any ineffective portion, which is recognized immediately in Other (expense) income in the income statements. Realized gains and losses in Accumulated other comprehensive income are reclassified to the income statements or to the initial cost of the non-financial asset in the same periods as the corresponding hedged transactions are recognized.
We use foreign currency forward contracts and cross currency interest rate swaps to manage our U.S. dollar debt under our committed credit facilities and commercial paper program and our U.S. dollar long-term debt. Changes in the fair value of these derivatives and the related debt are recognized in Other (expense) income in the income statements and offset, unless a portion of the hedging relationship is ineffective.
DERIVATIVES USED AS ECONOMIC HEDGES
We use derivatives to manage cash flow exposures related to equity settled share-based payment plans and anticipated purchases in foreign currencies, equity price risk related to a cash-settled share-based payment plan, interest rate risk related to preferred share dividend rate resets and commodity price risk related to the purchase cost of fuel. As these derivatives do not qualify for hedge accounting, the changes in their fair value are recorded in the income statements in Operating costs for derivatives used to hedge cash-settled share-based payments and in Other (expense) income for other derivatives.

Q) Post-employment benefit plans
DEFINED BENEFIT (DB) AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS
We maintain DB pension plans that provide pension benefits for certain employees and retirees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. Certain plans provide cost of living adjustments to help protect the income of retired employees against inflation.
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections, future service and life expectancy.
We provide OPEBs to some of our employees, including:
•healthcare and life insurance benefits during retirement, which were phased out for new retirees since December 31, 2016. Most of these OPEB plans are unfunded and benefits are paid when incurred.
•other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances
We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:
•the projected unit credit method, prorated on years of service, which takes into account future pay levels
•a discount rate based on market interest rates of high-quality corporate fixed income investments with maturities that match the timing of benefits expected to be paid under the plans
•management’s best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy
We value post-employment benefit plan assets at fair value using current market values.
Post-employment benefit plans current service cost is included in Operating costs in the income statements. Interest on our post-employment benefit plan assets and obligations is recognized in Finance costs in the income statements and represents the accretion of interest on the assets and obligations under our post-employment benefit plans. The interest rate is based on market conditions that existed at the beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in Other comprehensive income from continuing operations in the statements of comprehensive income in the period in which they occur and are recognized immediately in the deficit.
December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation based on management's assumptions at least every three years to determine the actuarial present value of the accrued DB pension plans and OPEB obligations. The most recent actuarial valuation of our significant pension plans was as at December 31, 2019.
DEFINED CONTRIBUTION (DC) PENSION PLANS
We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.
We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.
Generally, new employees can only participate in the DC pension plans.

R) Provisions
Provisions are recognized when all the following conditions are met:
•the company has a present legal or constructive obligation based on past events
•it is probable that an outflow of economic resources will be required to settle the obligation
•the amount can be reasonably estimated
Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense which is recognized in Finance costs in the income statements.

S) Estimates and key judgments
When preparing the financial statements, management makes estimates and judgments relating to:
•reported amounts of revenues and expenses
•reported amounts of assets and liabilities
•disclosure of contingent assets and liabilities
We base our estimates on a number of factors, including historical experience, current events, including but not limited to the COVID-19 pandemic, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgments are described below.
ESTIMATES
USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS
Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.
POST-EMPLOYMENT BENEFIT PLANS
The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.
The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.
The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.
The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

REVENUE FROM CONTRACTS WITH CUSTOMERS
We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.
IMPAIRMENT OF NON-FINANCIAL ASSETS
We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.
DEFERRED TAXES
The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.
LEASES
The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.
FAIR VALUE OF FINANCIAL INSTRUMENTS
Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.
CONTINGENCIES
In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.
ONEROUS CONTRACTS
A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.
JUDGMENTS
POST-EMPLOYMENT BENEFIT PLANS
The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.
INCOME TAXES
The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.
Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.
LEASES
The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.
REVENUE FROM CONTRACTS WITH CUSTOMERS
The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment.
CGUs
The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.
CONTINGENCIES
The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

T) Adoption of new or amended accounting standards
As required, effective January 1, 2020, we adopted the following new or amended accounting standards.

STANDARD	DESCRIPTION	IMPACT
IFRIC Agenda Decision on IFRS 16 - Leases	International Financial Reporting Interpretations Committee (IFRIC) agenda decision clarifying the determination of the lease term for cancellable or renewable leases under IFRS 16.	This agenda decision did not have a significant impact on our financial statements.

Definition of a Business, Amendments to IFRS 3 - Business Combinations
These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.

These amendments did not have any impact on our financial statements. They may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.

U) Future changes to accounting standards
The following amended accounting standards issued by the IASB have an effective date after December 31, 2020 and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
COVID-19-Related Rent Concessions, Amendment to IFRS 16 – Leases	This amendment provides an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.	We did not adopt the optional relief.	Effective for annual reporting periods beginning on or after June 1, 2020. Early application is permitted.
Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Note 3	Discontinued operations

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion.

We have reclassified amounts related to the sale for the previous year to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current year. Property, plant and equipment and intangible assets that were sold were no longer depreciated or amortized effective June 1, 2020.

In Q4 2020, we completed the sale for proceeds of $933 million (net of debt and other items) and recorded a gain on sale, net of taxes, of $211 million. The capital gain as a result of the sale is mainly offset by the recognition of previously unrecognized capital loss carry forwards.

The following table summarizes the carrying value of the assets and liabilities sold:

2020
Contract assets	1
Contract costs	2
Property, plant and equipment	484
Intangible assets	227
Goodwill	115
Total assets sold	829
Long-term debt	113
Deferred tax liability	37
Other non-current liabilities	9
Total liabilities sold	159
Net assets sold	670

The following tables summarize the income statements and statements of cash flows of our discontinued operations up to the point of sale.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Operating revenues	118	171
Operating costs	(57)	(71)
Depreciation	(18)	(38)
Amortization	(7)	(16)
Interest expense	(6)	(7)
Other expense	(8)	(6)
Income taxes	(7)	(4)
Net earnings attributable to common shareholders before gain on sale	15	29
Gain on sale (net of taxes of $3 million)	211	—
Net earnings attributable to common shareholders	226	29

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Cash flows from operating activities	54	94
Cash flows from (used in) investing activities	892	(18)
Cash flows used in financing activities	(7)	(6)
Net increase in cash	939	70

Note 4	Segmented information
The accounting policies used in our segment reporting are the same as those we describe in Note 2, Significant accounting policies. Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.
To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

As a result of the sale of substantially all of our data centre operations, the financial results of these data centre operations, which were previously included in our Bell Wireline segment, are now presented as a discontinued operation. See Note 3, Discontinued operations, for additional details.

We measure the performance of each segment based on segment profit, which is equal to operating revenues less operating costs for the segment. Substantially all of our severance, acquisition and other costs, depreciation and amortization, finance costs and other expense are managed on a corporate basis and, accordingly, are not reflected in segment results.
Substantially all of our operations and assets are located in Canada.
Our Bell Wireless segment provides wireless voice and data communication products and services to our residential, small and medium-sized business and large enterprise customers as well as consumer electronic products across Canada.
Our Bell Wireline segment provides data, including Internet access and IPTV, local telephone, long distance, as well as other communication services and products to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.
Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH advertising services to customers nationally across Canada.

Segmented information

FOR THE YEAR ENDED DECEMBER 31, 2020	NOTE		BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE

Operating revenues
External customers			8,630	11,884	2,369	—	22,883
Inter-segment			53	322	381	(756)	—
Total operating revenues			8,683	12,206	2,750	(756)	22,883
Operating costs		5	(5,017)	(6,960)	(2,055)	756	(13,276)
Segment profit (1)			3,666	5,246	695	—	9,607
Severance, acquisition and other costs		6					(116)
Depreciation and amortization	16,	18					(4,404)
Finance costs
Interest expense		7					(1,110)
Interest on post-employment benefit obligations		26					(46)
Impairment of assets		8					(472)
Other expense		9					(194)
Income taxes		10					(792)
Net earnings from continuing operations							2,473
Net earnings from discontinued operations		3					226
Net earnings							2,699
Goodwill		21	3,046	4,612	2,946	—	10,604
Indefinite-life intangible assets		18	4,063	1,692	2,085	—	7,840
Capital expenditures			916	3,161	125	—	4,202
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE YEAR ENDED DECEMBER 31, 2019	NOTE		BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE

Operating revenues
External customers			8,946	12,036	2,811	—	23,793
Inter-segment			55	281	406	(742)	—
Total operating revenues			9,001	12,317	3,217	(742)	23,793
Operating costs		5	(5,210)	(6,952)	(2,367)	742	(13,787)
Segment profit (1)			3,791	5,365	850	—	10,006
Severance, acquisition and other costs		6					(114)
Depreciation and amortization	16,	18					(4,344)
Finance costs
Interest expense		7					(1,125)
Interest on post-employment benefit obligations		26					(63)
Impairment of assets		8					(102)
Other income		9					95
Income taxes		10					(1,129)
Net earnings from continuing operations							3,224
Net earnings from discontinued operations		3					29
Net earnings							3,253
Goodwill		21	3,046	4,675	2,946	—	10,667
Indefinite-life intangible assets		18	3,948	1,692	2,381	—	8,021
Capital expenditures			671	3,195	108	—	3,974
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Revenues by services and products

The following table presents our revenues disaggregated by type of services and products.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Services(1)
Wireless	6,122	6,323
Wireline data	7,691	7,617
Wireline voice	3,402	3,564
Media	2,369	2,811
Other wireline services	248	251
Total services	19,832	20,566
Products(2)
Wireless	2,508	2,623
Wireline data	494	556
Wireline equipment and other	49	48
Total products	3,051	3,227
Total operating revenues	22,883	23,793
(1) Our service revenues are generally recognized over time.
(2) Our product revenues are generally recognized at a point in time.

Note 5	Operating costs

FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019
Labour costs
Wages, salaries and related taxes and benefits (1)		(4,108)	(4,281)
Post-employment benefit plans service cost (net of capitalized amounts)	26	(269)	(246)
Other labour costs (2)		(975)	(1,004)
Less:
Capitalized labour		1,007	1,028
Total labour costs		(4,345)	(4,503)
Cost of revenues (3)		(6,967)	(7,356)
Other operating costs (4)		(1,964)	(1,928)
Total operating costs		(13,276)	(13,787)
(1)Costs reported in 2020 are net of amounts from the Canada Emergency Wage Subsidy, a wage subsidy program offered by the federal government to eligible employers as a result of the COVID-19 pandemic.
(2)Other labour costs include contractor and outsourcing costs.
(3)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Research and development expenses of $47 million and $109 million are included in operating costs for 2020 and 2019, respectively.

Note 6	Severance, acquisition and other costs

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Severance	(35)	(63)
Acquisition and other	(81)	(51)
Total severance, acquisition and other costs	(116)	(114)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7	Interest expense

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Interest expense on long-term debt	(1,072)	(1,017)
Interest expense on other debt	(87)	(153)
Capitalized interest	49	45
Total interest expense	(1,110)	(1,125)
Included in interest expense on long-term debt is interest on lease liabilities of $199 million and $213 million for 2020 and 2019, respectively.
Capitalized interest was calculated using an average rate of 3.95% and 3.96% for 2020 and 2019, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

Note 8	Impairment of assets

2020
During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill.

During Q2 2020, we recognized $452 million of impairment charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licences, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2020 to December 31, 2025, using discount rates of 8.0% to 9.5% and a perpetuity growth rate of (1.0%) to nil as well as market multiple data from public companies and market transactions. After impairments, the carrying value of these CGUs was $942 million.

There was no impairment of Bell Media goodwill. See Note 21, Goodwill, for further details.

2019
Impairment charges in 2019 included $85 million allocated to indefinite-life intangible assets, and $8 million allocated primarily to property, plant and equipment. These impairment charges related to broadcast licences and certain assets for various radio markets within our Bell Media segment. The impairment charges were a result of continued advertising demand and ratings pressures in the industry resulting from audience declines, as well as competitive pressure from streaming services. The charges were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2020 to December 31, 2024, using a discount rate of 7.5% and a perpetuity growth rate of nil as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $464 million at December 31, 2019.

Note 9	Other (expense) income

FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019
Losses on retirements and disposals of property, plant and equipment and intangible assets		(83)	(9)
Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans		(51)	138
Early debt redemption costs	24	(50)	(18)
Equity gains (losses) from investments in associates and joint ventures	19
Gain (loss) on investment		43	(53)
Operations		(38)	(19)
Gains on investments		3	18
Other		(18)	38
Total other (expense) income		(194)	95

Losses on retirements and disposals of property, plant and equipment and intangible assets
In 2020, we recorded a loss of $45 million due to a change in strategic direction related to the ongoing development of some of our TV platform assets under construction.

Equity gains (losses) from investments in associates and joint ventures
We recorded a gain (loss) on investment of $43 million and ($53) million in 2020 and 2019, respectively, related to equity gains (losses) on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Gains on investments
In 2019, we recorded gains of $18 million, which included a gain on an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

Note 10	Income taxes
The following table shows the significant components of income taxes deducted from net earnings from continuing operations.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Current taxes
Current taxes	(776)	(761)
Uncertain tax positions	26	6
Change in estimate relating to prior periods	32	22
Previously unrecognized tax benefits	40	—
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(107)	(316)
Change in estimate relating to prior periods	(26)	(8)
Recognition and utilization of loss carryforwards	15	(106)
Effect of change in provincial corporate tax rate	9	25
Uncertain tax positions	(5)	9
Total income taxes	(792)	(1,129)
The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.9% for 2020 and 27.0% for 2019.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Net earnings from continuing operations	2,473	3,224
Add back income taxes	792	1,129
Earnings from continuing operations before income taxes	3,265	4,353
Applicable statutory tax rate	26.9%	27.0%
Income taxes computed at applicable statutory rates	(878)	(1,175)
Non-taxable portion of gains on investments	1	5
Uncertain tax positions	21	15
Effect of change in provincial corporate tax rate	9	25
Change in estimate relating to prior periods	6	14
Non-taxable portion of equity gains (losses)	2	(20)
Previously unrecognized tax benefits	47	5
Other	—	2
Total income taxes from continuing operations	(792)	(1,129)
Average effective tax rate	24.3%	25.9%
The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

FOR THE YEAR ENDED DECEMBER 31	2020		2019
	OTHER COMPREHENSIVE INCOME	DEFICIT	OTHER COMPREHENSIVE INCOME	DEFICIT
Current taxes	—	14	3	4
Deferred taxes	(172)	(20)	(90)	13
Total income taxes (expense) recovery	(172)	(6)	(87)	17

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

NET DEFERRED TAX LIABILITY	NON- CAPITAL LOSS CARRY- FORWARDS	POST- EMPLOYMENT BENEFIT PLANS	INDEFINITE- LIFE INTANGIBLE ASSETS	PROPERTY, PLANT AND EQUIPMENT AND FINITE- LIFE INTANGIBLE ASSETS	CRTC TANGIBLE BENEFITS	OTHER	TOTAL
January 1, 2019	129	415	(1,763)	(1,642)	16	(199)	(3,044)
Income statement	(105)	3	—	(173)	(9)	(112)	(396)
Business acquisitions	5	—	—	(6)	—	(1)	(2)
Other comprehensive income	—	(54)	—	—	—	(36)	(90)
Deficit	—	—	—	—	—	13	13
Discontinued operations	—	—	—	(4)	—	—	(4)
Other	2	—	—	46	—	12	60
December 31, 2019	31	364	(1,763)	(1,779)	7	(323)	(3,463)
Income statement	13	5	46	(426)	(7)	255	(114)
Business acquisitions	25	—	—	—	—	1	26
Other comprehensive income	—	(184)	—	—	—	12	(172)
Deficit	—	—	—	—	—	(20)	(20)
Discontinued operations	—	—	—	30	—	—	30
Other	—	—	—	—	—	9	9
December 31,2020	69	185	(1,717)	(2,175)	—	(66)	(3,704)
At December 31, 2020, BCE had $357 million of non-capital loss carryforwards. We:
•recognized a deferred tax asset of $69 million for $263 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2025 to 2040.
•did not recognize a deferred tax asset for $94 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2024 to 2038.
At December 31, 2020, BCE had $64 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.
At December 31, 2019, BCE had $215 million of non-capital loss carryforwards. We:
•recognized a deferred tax asset of $31 million for $122 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2024 to 2039.
•did not recognize a deferred tax asset for $93 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2037.
At December 31, 2019, BCE had $734 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

Note 11	Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Net earnings from continuing operations attributable to common shareholders - basic	2,272	3,011
Net earnings from discontinued operations attributable to common shareholders - basic	226	29
Net earnings attributable to common shareholders - basic	2,498	3,040
Dividends declared per common share (in dollars)	3.33	3.17

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	904.3	900.8
Assumed exercise of stock options(1)	0.1	0.6

Weighted average number of common shares outstanding - diluted (in millions)	904.4	901.4
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 10,783,936 in 2020 and 61,170 in 2019.

Note 12	Trade and other receivables

FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019
Trade receivables (1)		3,414	2,981
Allowance for revenue adjustments		(185)	(104)
Allowance for doubtful accounts	28	(149)	(62)
Commodity taxes receivable		122	12
Current tax receivable		92	23
Other accounts receivable		234	188
Total trade and other receivables		3,528	3,038
(1)The details of securitized trade receivables are set out in Note 23, Debt due within one year.
.
Wireless device financing plan receivables
Wireless device financing plan receivables represent amounts owed to us under financing agreements that have not yet been billed. The current portion of these balances is included in Trade receivables within the Trade and other receivables line item on our statements of financial position and the long-term portion is included within the Other non-current assets line item on our statements of financial position.
The following table summarizes our wireless device financing plan receivables at December 31, 2020.

FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019
Current		649	85
Non-current	20	399	65
Total wireless device financing plan receivables (1)		1,048	150
(1) Excludes allowance for doubtful accounts and allowance for revenue adjustments on the current portion of $28 million and $9 million at December 31, 2020 and December 31, 2019, respectively, and allowance for doubtful accounts and allowance for revenue adjustments on the non-current portion of $17 million and $5 million at December 31, 2020 and December 31, 2019, respectively.

Note 13	Inventory

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Wireless devices and accessories	189	199
Merchandise and other	250	228
Total inventory	439	427
The total amount of inventory subsequently recognized as an expense in cost of revenues was $2,927 million and $3,141 million for 2020 and 2019, respectively.

Note 14	Contract assets and liabilities

The table below provides a reconciliation of the significant changes in the contract assets and the contract liabilities balances.

		Contract assets (1)		Contract liabilities
FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019	2020	2019
Opening balance, January 1		1,644	1,493	890	899
Revenue recognized included in contract liabilities at the beginning of the year		—	—	(643)	(666)
Revenue recognized from contract liabilities included in contract assets at the beginning of the year		188	131	—	—
Increase in contract liabilities during the year		—	—	688	644
Increase in contract liabilities included in contract assets during the year		(186)	(175)	—	—
Increase in contract assets from revenue recognized during the year		834	1,915	—	—
Contract assets transferred to trade receivables		(1,376)	(1,461)	51	47
Acquisitions		—	—	—	(4)
Contract terminations transferred to trade receivables		(145)	(205)	19	24
Discontinued operations	3	(1)	—	—	—
Other		(15)	(54)	(46)	(54)
Ending balance, December 31		943	1,644	959	890
(1) Net of allowance for doubtful accounts of $59 million and $68 million at December 31, 2020 and December 31, 2019, respectively. See Note 28, Financial and capital management, for additional details.

Note 15	Contract costs

The table below provides a reconciliation of the contract costs balance.

FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019
Opening balance, January 1		783	707
Incremental costs of obtaining a contract and contract fulfillment costs		535	602
Amortization included in operating costs		(552)	(523)
Impairment charges included in operating costs		—	(3)
Discontinued operations	3	(2)	—
Ending balance, December 31		764	783

Contract costs are amortized over a period ranging from 12 to 84 months.

Note 16	Property, plant and equipment

FOR THE YEAR ENDED DECEMBER 31, 2020	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT (1)	LAND AND BUILDINGS (1)	ASSETS UNDER CONSTRUCTION	TOTAL
COST
January 1, 2020		67,597	8,079	1,687	77,363
Additions		2,414	247	2,071	4,732
Acquired through business combinations		2	5	—	7
Transfers		964	49	(1,825)	(812)
Retirements and disposals		(1,348)	(54)	(32)	(1,434)
Impairment losses recognized in earnings	8	(17)	(9)	(1)	(27)
Discontinued operations	3	(135)	(485)	(11)	(631)
December 31, 2020		69,477	7,832	1,889	79,198
ACCUMULATED DEPRECIATION
January 1, 2020		45,914	3,813	—	49,727
Depreciation		3,035	440	—	3,475
Retirements and disposals		(1,268)	(54)	—	(1,322)
Discontinued operations	3	(70)	(77)	—	(147)
Other		(48)	—	—	(48)
December 31, 2020		47,563	4,122	—	51,685
NET CARRYING AMOUNT
January 1, 2020		21,683	4,266	1,687	27,636
December 31, 2020		21,914	3,710	1,889	27,513
(1)Includes right-of-use assets. See Note 17, Leases, for additional details.

FOR THE YEAR ENDED DECEMBER 31, 2019	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT (1)	LAND AND BUILDINGS (1)	ASSETS UNDER CONSTRUCTION	TOTAL
COST
January 1, 2019		65,048	7,528	1,764	74,340
Additions		2,508	567	1,694	4,769
Acquired through business combinations		3	38	—	41
Transfers		1,130	(14)	(1,772)	(656)
Retirements and disposals		(1,085)	(42)	—	(1,127)
Impairment losses recognized in earnings	8	(11)	(4)	—	(15)
Discontinued operations	3	4	6	1	11
December 31, 2019		67,597	8,079	1,687	77,363
ACCUMULATED DEPRECIATION
January 1, 2019		43,834	3,405	—	47,239
Depreciation		3,015	443	—	3,458
Retirements and disposals		(1,003)	(27)	—	(1,030)
Discontinued operations	3	14	23	—	37
Other		54	(31)	—	23
December 31, 2019		45,914	3,813	—	49,727
NET CARRYING AMOUNT
January 1, 2019		21,214	4,123	1,764	27,101
December 31, 2019		21,683	4,266	1,687	27,636
(1)Includes right-of-use assets. See Note 17, Leases, for additional details.

Note 17	Leases
Right-of-use assets
BCE’s significant right-of-use assets under leases are satellites, office premises, land, cellular tower sites, retail outlets and OOH advertising spaces. Right-of-use assets are presented in Property, plant and equipment in the statements of financial position.

FOR THE YEAR ENDED DECEMBER 31, 2020		NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	TOTAL
COST
January 1, 2020		3,609	2,933	6,542
Additions		470	200	670
Transfers		(360)	(2)	(362)
Acquired through business combinations		—	4	4
Lease terminations		(20)	(10)	(30)
Impairment losses recognized in earnings	8	(1)	(9)	(10)
Discontinued operations	3	(8)	(121)	(129)
December 31, 2020		3,690	2,995	6,685
ACCUMULATED DEPRECIATION
January 1, 2020		1,301	817	2,118
Depreciation		377	294	671
Transfers		(199)	—	(199)
Lease terminations		(2)	(6)	(8)
Discontinued operations	3	(4)	(19)	(23)
December 31, 2020		1,473	1,086	2,559
NET CARRYING AMOUNT
January 1, 2020		2,308	2,116	4,424
December 31, 2020		2,217	1,909	4,126

FOR THE YEAR ENDED DECEMBER 31, 2019		NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	TOTAL
COST
January 1, 2019		3,329	2,453	5,782
Additions		526	512	1,038
Transfers		(233)	—	(233)
Acquired through business combinations		—	8	8
Lease terminations		(12)	(38)	(50)
Impairment losses recognized in earnings	8	(2)	(3)	(5)
Discontinued operations	3	1	1	2
December 31, 2019		3,609	2,933	6,542
ACCUMULATED DEPRECIATION
January 1, 2019		1,042	536	1,578
Depreciation		372	298	670
Transfers		(111)	—	(111)
Lease terminations		(3)	(22)	(25)
Discontinued operations	3	1	5	6
December 31, 2019		1,301	817	2,118
NET CARRYING AMOUNT
January 1, 2019		2,287	1,917	4,204
December 31, 2019		2,308	2,116	4,424

Leases in net earnings from continuing operations
The following table provides the expenses related to leases recognized in net earnings from continuing operations.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Interest expense on lease liabilities	199	213
Variable lease payment expenses not included in the measurement of lease liabilities	150	148
Expenses for leases of low value assets	60	58
Expenses for short-term leases	31	30
Leases in the statements of cash flows
Total cash outflow related to leases was $1,219 million and $1,214 million for the period ended December 31, 2020 and December 31, 2019, respectively.
Additional disclosures
See Note 23, Debt due within one year, and Note 24, Long-term debt, for lease liabilities balances included in the statements of financial position.
See Note 28, Financial and capital management, for a maturity analysis of lease liabilities.
See Note 33, Commitments and contingencies, for leases committed but not yet commenced as at December 31, 2020.

Note 18	Intangible assets

		FINITE-LIFE					INDEFINITE-LIFE
FOR THE YEAR ENDED DECEMBER 31, 2020	NOTE	SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2020		10,522	2,017	716	489	13,744	2,409	3,586	2,026	8,021	21,765
Additions		344	—	874	41	1,259	—	116	—	116	1,375
Acquired through business combinations		1	—	10	—	11	—	—	—	—	11
Transfers		810	—	—	—	810	—	—	—	—	810
Retirements and disposals		(2,479)	—	—	(36)	(2,515)	—	—	—	—	(2,515)
Impairment losses recognized in earnings	8	(13)	—	(110)	(25)	(148)	—	(1)	(296)	(297)	(445)
Amortization included in operating costs		—	—	(845)	—	(845)	—	—	—	—	(845)
Discontinued operations	3	(16)	(281)	—	—	(297)	—	—	—	—	(297)
December 31, 2020		9,169	1,736	645	469	12,019	2,409	3,701	1,730	7,840	19,859
ACCUMULATED AMORTIZATION
January 1, 2020		7,345	839	—	229	8,413	—	—	—	—	8,413
Amortization		787	99	—	43	929	—	—	—	—	929
Retirements and disposals		(2,480)	—	—	(37)	(2,517)	—	—	—	—	(2,517)
Discontinued operations	3	(8)	(60)	—	—	(68)	—	—	—	—	(68)
December 31, 2020		5,644	878	—	235	6,757	—	—	—	—	6,757
NET CARRYING AMOUNT
January 1, 2020		3,177	1,178	716	260	5,331	2,409	3,586	2,026	8,021	13,352
December 31, 2020		3,525	858	645	234	5,262	2,409	3,701	1,730	7,840	13,102

		FINITE-LIFE					INDEFINITE-LIFE
FOR THE YEAR ENDED DECEMBER 31, 2019	NOTE	SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2019		9,525	2,014	704	500	12,743	2,409	3,587	2,111	8,107	20,850
Additions		388	—	1,004	4	1,396	—	—	—	—	1,396
Acquired through business combinations		—	6	—	—	6	—	—	—	—	6
Transfers		657	—	—	—	657	—	—	—	—	657
Retirements and disposals		(52)	(3)	—	(14)	(69)	—	—	—	—	(69)
Impairment losses recognized in earnings	8	—	—	—	(1)	(1)	—	(1)	(85)	(86)	(87)
Amortization included in operating costs		—	—	(992)	—	(992)	—	—	—	—	(992)
Discontinued operations	3	4	—	—	—	4	—	—	—	—	4
December 31, 2019		10,522	2,017	716	489	13,744	2,409	3,586	2,026	8,021	21,765
ACCUMULATED AMORTIZATION
January 1, 2019		6,720	727	—	198	7,645	—	—	—	—	7,645
Amortization		743	98	—	45	886	—	—	—	—	886
Retirements and disposals		(51)	—	—	(14)	(65)	—	—	—	—	(65)
Discontinued operations	3	2	14	—	—	16	—	—	—	—	16
Other		(69)	—	—	—	(69)	—	—	—	—	(69)
December 31, 2019		7,345	839	—	229	8,413	—	—	—	—	8,413
NET CARRYING AMOUNT
January 1, 2019		2,805	1,287	704	302	5,098	2,409	3,587	2,111	8,107	13,205
December 31, 2019		3,177	1,178	716	260	5,331	2,409	3,586	2,026	8,021	13,352

Note 19	Investments in associates and joint ventures
The following tables provide summarized financial information with respect to BCE’s associates and joint ventures. For more details on our associates and joint ventures, see Note 34, Related party transactions.

Statements of financial position

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Assets	3,953	4,045
Liabilities	(2,448)	(2,689)
Total net assets	1,505	1,356
BCE’s share of net assets	756	698

Income statements

FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019
Revenues		1,359	2,398
Expenses		(1,351)	(2,545)
Total net income (losses)		8	(147)
BCE’s share of net income (losses)	9	5	(72)

Note 20	Other non-current assets

FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019
Long-term wireless device financing plan receivables	12	399	65
Investments(1)	28	167	128
Publicly-traded and privately-held investments	28	126	129
Long-term receivables		128	83
Derivative assets	28	92	200
Other		89	111
Total other non-current assets		1,001	716
(1)These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

Note 21	Goodwill
The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2020 and 2019. BCE’s groups of CGUs correspond to our reporting segments.

	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	BCE

Balance at January 1, 2019		3,046	4,681	2,931	10,658
Acquisitions and other		—	(6)	15	9
Balance at December 31, 2019		3,046	4,675	2,946	10,667
Acquisitions and other		—	52	—	52
Discontinued operations	3	—	(115)	—	(115)
Balance at December 31, 2020		3,046	4,612	2,946	10,604

Impairment testing

As described in Note 2, Significant accounting policies, goodwill is tested annually for impairment or when there is an indication that goodwill may be impaired, by comparing the carrying value of a CGU or group of CGUs to the recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal or value in use.

During the second quarter of 2020, we identified indicators that goodwill for our Bell Media group of CGUs may be impaired as a result of the economic impact of the COVID-19 pandemic, notably declines in advertising revenues, lower subscriber revenues and increases in discount rates. Impairment testing of goodwill during 2020 for the Bell Media group of CGUs did not result in an impairment of goodwill.

RECOVERABLE AMOUNT

The recoverable amount for each of the Bell Wireless and Bell Wireline groups of CGUs is its value in use. The recoverable amount for the Bell Media group of CGUs is its fair value less costs of disposal.

The recoverable amount for a CGU or group of CGUs is determined by discounting five-year cash flow projections derived from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, segment profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance. Revenue and cost projections for the Bell Media group of CGUs also reflect market participant assumptions.
Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceed the long-term historical growth rates for the markets in which we operate.
The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs.
The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs.

	ASSUMPTIONS USED
	PERPETUITY	DISCOUNT
GROUPS OF CGUs	GROWTH RATE	RATE
Bell Wireless	0.8%	9.1%
Bell Wireline	1.0%	6.0%
Bell Media	0.5%	8.5%

The recoverable amounts determined in a prior year for the Bell Wireless and Bell Wireline groups of CGUs exceed their corresponding current carrying values by a substantial margin and have been carried forward and used in the impairment test for the current year. We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the Bell Wireless or Bell Wireline groups of CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.
For the Bell Media group of CGUs, the recoverable amount determined in the second quarter of 2020 has been carried forward and used in the annual impairment test. A decrease of (0.6%) in the perpetuity growth rate or an increase of 0.4% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

Note 22	Trade payables and other liabilities

FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019
Trade payables and accruals		2,595	2,604
Compensation payable		592	589
Maple Leaf Sports and Entertainment Ltd. (MLSE) financial liability (1)	28	149	135
Derivative liabilities	28	69	49
Provisions	25	53	33
Commodity taxes payable		33	101
Severance and other costs payable		23	35
CRTC deferral account obligation	28	13	13
Other current liabilities		408	395
Total trade payables and other liabilities		3,935	3,954
(1)Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements.

Note 23	Debt due within one year

FOR THE YEAR ENDED DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE AT DECEMBER 31, 2020	2020	2019
Notes payable(1)	28	0.24%	392	1,994
Loans secured by trade receivables	28	1.10%	1,050	1,050
Long-term debt due within one year(2)	24	5.52%	975	837
Total debt due within one year			2,417	3,881
(1)Includes commercial paper of $274 million in U.S. dollars ($349 million in Canadian dollars) and $1,502 million in U.S. dollars ($1,951 million in Canadian dollars) as at December 31, 2020 and December 31, 2019, respectively, which were issued under our U.S. commercial paper program and have been hedged for foreign currency fluctuations through forward currency contracts. See Note 28, Financial and capital management, for additional details.
(2)Included in long-term debt due within one year is the current portion of lease liabilities of $754 million and $775 million as at December 31, 2020 and December 31, 2019, respectively.

Securitized trade receivables
Our securitized trade receivables programs are recorded as floating rate revolving loans secured by certain trade receivables and expire on December 31, 2021 and December 1, 2022.
The following table provides further details on our securitized trade receivables programs.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Average interest rate throughout the year	1.58%	2.79%
Securitized trade receivables	2,007	2,185
We continue to service these trade receivables. The buyers’ interest in the collection of these trade receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.
We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.
The buyers will reinvest the amounts collected by buying additional interests in our trade receivables until the securitized trade receivables agreements expire or are terminated. The buyers and their investors have no further claim on our other assets if customers do not pay the amounts owed.

Credit facilities
Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as at December 31, 2020. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.
The table below is a summary of our total bank credit facilities at December 31, 2020.

	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	COMMERCIAL PAPER OUTSTANDING	NET AVAILABLE
Committed credit facilities
Unsecured revolving and expansion credit facilities (1)(2)	3,500	—	—	349	3,151
Other	106	—	106	—	—
Total committed credit facilities	3,606	—	106	349	3,151
Total non-committed credit facilities	1,939	—	1,082	—	857
Total committed and non-committed credit facilities	5,545	—	1,188	349	4,008
(1)Bell Canada’s $2.5 billion committed revolving credit facility expires in November 2024 and its $1 billion committed expansion credit facility expires in November 2022.
(2)As of December 31, 2020, Bell Canada’s outstanding commercial paper included $274 million in U.S. dollars ($349 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in debt due within one year.

Restrictions
Some of our credit agreements:
•require us to meet specific financial ratios
•require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada
We are in compliance with all conditions and restrictions under such credit agreements.

Note 24	Long-term debt

FOR THE YEAR ENDED DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE AT DECEMBER 31, 2020	MATURITY	2020	2019
Debt securities
1997 trust indenture		3.68%	2022-2050	16,400	14,500
1976 trust indenture		9.54%	2021-2054	1,100	1,100
2011 trust indenture		4.00%	2024	225	225
2016 U.S. trust indenture (1)		4.41%	2048-2049	2,228	2,273
1996 trust indenture (subordinated)		8.21%	2026-2031	275	275
Lease liabilities		4.91%	2021-2065	4,356	4,599
Other				386	328
Total debt				24,970	23,300
Net unamortized (discount) premium				(19)	15
Unamortized debt issuance costs				(70)	(63)
Less:
Amount due within one year	23			(975)	(837)
Total long-term debt				23,906	22,415
(1)At December 31, 2020 and 2019, notes issued under the 2016 U.S. trust indenture totaled $1,750 million in U.S. dollars, and have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 28, Financial and capital management, for additional details.

Bell Canada's debt securities have been issued in Canadian dollars with the exception of debt securities issued under the 2016 U.S. trust indenture, which have been issued in U.S. dollars. All debt securities bear a fixed interest rate.

Restrictions
Some of our debt agreements:
•impose covenants and new issue tests
•require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements
We are in compliance with all conditions and restrictions under such debt agreements.

All outstanding debt securities have been issued under trust indentures and are unsecured. All debt securities have been issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified for each series.

2020

On November 6, 2020, Bell Canada redeemed, prior to maturity, its 2.00% Series M-42 medium term note (MTN) debentures, having an outstanding principal amount of $850 million, which were due on October 1, 2021.

On September 14, 2020, Bell Canada redeemed, prior to maturity, its 3.15% Series M-30 MTN debentures, having an outstanding principal amount of $750 million, which were due on September 29, 2021.

On August 14, 2020, Bell Canada issued 1.65% Series M-53 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on August 16, 2027.

On May 14, 2020, Bell Canada issued 2.50% Series M-52 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on May 14, 2030.

On May 14, 2020 and February 13, 2020, Bell Canada issued 3.50% Series M-51 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million and $750 million, respectively, which mature on September 30, 2050.

On March 25, 2020, Bell Canada issued 3.35% Series M-47 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 12, 2025.

On March 16, 2020, Bell Canada redeemed, prior to maturity, its 4.95% Series M-24 MTN debentures, having an outstanding principal amount of $500 million, which were due on May 19, 2021.

During the first half of 2020, Bell Canada drew $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its committed credit facilities. In Q2 2020, Bell Canada repaid all of the U.S. dollar borrowings under such facilities. The borrowings, which were included in long-term debt, were hedged for foreign currency fluctuations through foreign exchange forward contracts. Accordingly, in Q2 2020, the forward contracts used to hedge these borrowings were settled. See Note 28, Financial and capital management, for additional details.

For the year ended December 31, 2020, we incurred early debt redemption charges of $50 million, which were recorded in Other (expense) income in the income statements.

2019
On September 10, 2019, Bell Canada issued 2.90% Series M-50 MTN debentures under its 1997 trust indenture, with a principal amount of $550 million, which mature on September 10, 2029.

On June 13, 2019, Bell Canada redeemed, prior to maturity, its 3.25% Series M-27 MTN debentures, having an outstanding principal amount of $1 billion, which were due on June 17, 2020.

On May 24, 2019, Bell Canada redeemed, prior to maturity, its 3.54% Series M-37 debentures, having an outstanding principal amount of $400 million, which were due on June 12, 2020.

On May 13, 2019, Bell Canada issued 2.75% Series M-49 MTN debentures under its 1997 trust indenture, with a principal amount of $600 million, which mature on January 29, 2025. In addition, on the same date, Bell Canada issued 4.30% Series US-2 Notes under its 2016 trust indenture, with a principal amount of $600 million in U.S. dollars ($808 million in Canadian dollars), which mature on July 29, 2049.

For the year ended December 31, 2019, we incurred early debt redemption charges of $18 million, which were recorded in Other (expense) income in the income statements.

Note 25	Provisions

FOR THE YEAR ENDED DECEMBER 31	NOTE	AROs	Other (1)	Total
January 1, 2020		199	132	331
Additions		21	95	116
Usage		(8)	(20)	(28)
Reversals		(1)	(1)	(2)
Discontinued operations	3	(9)	—	(9)
December 31, 2020		202	206	408
Current	22	15	38	53
Non-current	27	187	168	355
December 31, 2020		202	206	408
(1) Other includes environmental, legal, vacant space and other provisions.
AROs reflect management’s best estimates of expected future costs to restore current leased premises to their original condition prior to lease inception. Cash outflows associated with our ARO liabilities are generally expected to occur at the restoration dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

Note 26	Post-employment benefit plans
POST-EMPLOYMENT BENEFIT PLANS COST
We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.
We operate our DB and DC pension plans under applicable Canadian and provincial pension legislation, which prescribes minimum and maximum DB funding requirements. Plan assets are held in trust, and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Risk and Pension Fund Committee, a committee of our board of directors.
The interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth.
The longevity risk is managed using a longevity swap, which reduces the exposure of the DB plans to an increase in life expectancy.
COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE YEAR ENDED DECEMBER 31	2020	2019
DB pension	(219)	(193)
DC pension	(113)	(109)
OPEBs	(2)	(3)
Less:
Capitalized benefit plans cost	65	59
Total post-employment benefit plans service cost	(269)	(246)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE YEAR ENDED DECEMBER 31	2020	2019
DB pension	(10)	(19)
OPEBs	(36)	(44)
Total interest on post-employment benefit obligations	(46)	(63)
The statements of comprehensive income include the following amounts before income taxes.

	2020	2019
Cumulative losses recognized directly in equity, January 1	(2,701)	(2,892)
Actuarial gains in other comprehensive income from continuing operations(1)	732	191
Increase in the effect of the asset limit in other comprehensive income from continuing operations (2)	(45)	—
Cumulative losses recognized directly in equity, December 31	(2,014)	(2,701)
(1)The cumulative actuarial losses recognized in the statements of comprehensive income are $2,215 million in 2020.
(2)The cumulative decrease in the effect of the asset limit recognized in the statements of comprehensive income is $201 million in 2020.

COMPONENTS OF POST-EMPLOYMENT BENEFIT (OBLIGATIONS) ASSETS
The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

	DB PENSION PLANS		OPEB PLANS		TOTAL
	2020	2019	2020	2019	2020	2019
Post-employment benefit obligations, January 1	(25,650)	(23,404)	(1,529)	(1,469)	(27,179)	(24,873)
Current service cost	(219)	(193)	(2)	(3)	(221)	(196)
Interest on obligations	(782)	(872)	(46)	(55)	(828)	(927)
Actuarial losses(1)	(1,830)	(2,498)	(90)	(80)	(1,920)	(2,578)
Benefit payments	1,342	1,326	67	77	1,409	1,403
Employee contributions	(10)	(10)	—	—	(10)	(10)
Other	—	1	—	1	—	2
Post-employment benefit obligations, December 31	(27,149)	(25,650)	(1,600)	(1,529)	(28,749)	(27,179)
Fair value of plan assets, January 1	25,530	23,071	320	287	25,850	23,358
Expected return on plan assets(2)	772	853	10	11	782	864
Actuarial gains(1)	2,632	2,742	20	27	2,652	2,769
Benefit payments	(1,342)	(1,326)	(67)	(77)	(1,409)	(1,403)
Employer contributions	183	180	61	72	244	252
Employee contributions	10	10	—	—	10	10
Fair value of plan assets, December 31	27,785	25,530	344	320	28,129	25,850
Plan asset (deficit)	636	(120)	(1,256)	(1,209)	(620)	(1,329)
Effect of asset limit	(65)	(20)	—	—	(65)	(20)
Post-employment benefit asset (liability), December 31	571	(140)	(1,256)	(1,209)	(685)	(1,349)
Post-employment benefit assets	1,277	558	—	—	1,277	558
Post-employment benefit obligations	(706)	(698)	(1,256)	(1,209)	(1,962)	(1,907)
(1)Actuarial gains (losses) include experience gains of $2,613 million in 2020 and $2,525 million in 2019.
(2)The actual return on plan assets was $3,434 million or 13.7% in 2020 and $3,633 million or 16.0% in 2019.

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST
The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED(1)		UNFUNDED(2)		TOTAL
FOR THE YEAR ENDED DECEMBER 31	2020	2019	2020	2019	2020	2019	2020	2019
Present value of post-employment benefit obligations	(26,421)	(24,961)	(2,011)	(1,918)	(317)	(300)	(28,749)	(27,179)
Fair value of plan assets	27,727	25,474	402	376	—	—	28,129	25,850
Plan surplus (deficit)	1,306	513	(1,609)	(1,542)	(317)	(300)	(620)	(1,329)
(1)The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

SIGNIFICANT ASSUMPTIONS
We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB PENSION PLANS AND OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2020	2019

Post-employment benefit obligations
Discount rate	2.6%	3.1%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate(1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.2	23.2
(1)Cost of living indexation rate is only applicable to DB pension plans.

	DB PENSION PLANS AND OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2020	2019

Net post-employment benefit plans cost
Discount rate	3.2%	4.0%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate(1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.2	23.1
(1)Cost of living indexation rate is only applicable to DB pension plans.

The weighted average duration of the post-employment benefit obligation is 15 years.

We assumed the following trend rates in healthcare costs:
•an annual increase in the cost of medication of 6.5% for 2020 decreasing to 4.0% over 20 years
•an annual increase in the cost of covered dental benefits of 4%
•an annual increase in the cost of covered hospital benefits of 3.7%
•an annual increase in the cost of other covered healthcare benefits of 4%
Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.

The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

EFFECT ON POST-EMPLOYMENT BENEFITS – INCREASE/(DECREASE)	1% INCREASE	1% DECREASE
Total service and interest cost	3	(3)
Post-employment benefit obligations	110	(95)
SENSITIVITY ANALYSIS
The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2020 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2020 – INCREASE/(DECREASE)
	CHANGE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION
Discount rate	0.5%	(76)	64	(1,897)	2,127
Life expectancy at age 65	1 year	38	(38)	1,092	(1,092)
POST-EMPLOYMENT BENEFIT PLAN ASSETS
The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of benefits.
The following table shows the target allocations for 2020 and the allocation of our post-employment benefit plan assets at December 31, 2020 and 2019.

	WEIGHTED AVERAGE TARGET ALLOCATION	TOTAL PLAN ASSETS FAIR VALUE
ASSET CATEGORY	2020	December 31, 2020	December 31, 2019
Equity securities	0%-40%	23%	22%
Debt securities	60%-100%	60%	62%
Alternative investments	0%-50%	17%	16%
Total		100%	100%
The following table shows the fair value of the DB pension plan assets for each category.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Observable markets data
Equity securities
Canadian	1,027	1,017
Foreign	5,242	4,534
Debt securities
Canadian	13,361	13,216
Foreign	2,913	2,385
Money market	369	219
Non-observable markets inputs
Alternative investments
Private equities	2,564	2,119
Hedge funds	1,200	1,001
Real estate	1,033	948
Other	76	91
Total	27,785	25,530

Equity securities included approximately $3 million of BCE common shares, or 0.01% of total plan assets, at December 31, 2020 and approximately $15 million of BCE common shares, or 0.06% of total plan assets, at December 31, 2019.
Debt securities included approximately $141 million of Bell Canada debentures, or 0.51% of total plan assets, at December 31, 2020 and approximately $53 million of Bell Canada debentures, or 0.21% of total plan assets, at December 31, 2019.
Alternative investments included an investment in MLSE of $149 million, or 0.54% of total plan assets, at December 31, 2020 and $135 million, or 0.53% of total plan assets, at December 31, 2019.
The Bell Canada pension plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $4 billion of post-employment benefit obligations. The fair value of the arrangement is included within other alternative investments. As a hedging arrangement of the pension plan, the transaction requires no cash contributions from BCE.
CASH FLOWS

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory authorities. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.
We contribute to the DC pension plans as employees provide service.
The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

	DB PLANS		DC PLANS		OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2020	2019	2020	2019	2020	2019
Contributions/payments	(183)	(180)	(114)	(110)	(61)	(72)

We expect to contribute approximately $180 million to our DB pension plans in 2021, subject to actuarial valuations being completed. We expect to contribute approximately $120 million to the DC pension plans and to pay approximately $70 million to beneficiaries under OPEB plans in 2021.

Note 27	Other non-current liabilities

FOR THE YEAR ENDED DECEMBER 31	NOTE	2020	2019
Long-term disability benefits obligation		361	305
Provisions	25	355	298
Derivative liabilities	28	98	7
CRTC deferral account obligation	28	69	69
Other		262	192
Total other non-current liabilities		1,145	871

Note 28	Financial and capital management
Financial management
Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk and equity price risk.
DERIVATIVES
We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk, commodity price risk and changes in the price of BCE common shares.
The following derivative instruments were outstanding during 2020 and/or 2019:
•foreign currency forward contracts and options that manage the foreign currency risk of certain anticipated purchases and sales and U.S. commercial paper
•foreign currency forward contracts and cross currency interest rate swaps that hedge foreign currency risk on a portion of our debt due within one year and long-term debt
•forward contracts on BCE common shares that mitigate the cash flow exposure and equity price risk related to common shares issued under our share-based payment plans
•interest rate swaps and options that hedge future dividend rate resets on preferred shares
•fuel swaps that mitigate the purchase cost of fuel
FAIR VALUE
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that may be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values may not be the net amounts that would be realized if these instruments were settled.
The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable and loans secured by trade receivables approximate fair value as they are short-term. The carrying value of wireless device financing plan receivables approximates fair value given that their average remaining duration is short and the carrying value is reduced by an allowance for doubtful accounts and an allowance for revenue adjustments.

The following table provides the fair value details of other financial instruments measured at amortized cost in the statements of financial position.

					December 31, 2020		December 31, 2019

	CLASSIFICATION	FAIR VALUE METHODOLOGY	NOTE		CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	22,	27	82	86	82	85

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,	24	20,525	24,366	18,653	20,905

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

				FAIR VALUE OF ASSET (LIABILITY)
	CLASSIFICATION	NOTE	CARRYING VALUE	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
December 31, 2020
Publicly-traded and privately-held investments	Other non-current assets	20	126	3	—	123
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		(51)	—	(51)	—
MLSE financial liability(3)	Trade payables and other liabilities	22	(149)	—	—	(149)
Other	Other non-current assets and liabilities		109	—	167	(58)
December 31, 2019
Publicly-traded and privately-held investments	Other non-current assets	20	129	2	—	127
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		165	—	165	—
MLSE financial liability(3)	Trade payables and other liabilities	22	(135)	—	—	(135)
Other	Other non-current assets and liabilities		71	1	128	(58)
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)Represents BCE’s obligation to repurchase the Master Trust Fund’s 9% interest in MLSE at a price not less than an agreed minimum price, should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and any gain or loss is recorded in Other (expense) income in the income statements.

CREDIT RISK
We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.
We are exposed to credit risk if counterparties to our trade receivables, including wireless equipment plan receivables, and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2020 and 2019. We deal with institutions that have investment-grade credit ratings and we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.
The following table provides the change in allowance for doubtful accounts for trade receivables, including the current portion of wireless device financing plan receivables, which reflects an increase in 2020 mainly as a result of the impact of the COVID-19 pandemic.

	NOTE	2020	2019
Balance, January 1		(62)	(51)
Additions		(134)	(114)
Usage and reversals		47	103
Balance, December 31	12	(149)	(62)
In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

AT DECEMBER 31	2020	2019
Trade receivables not past due	2,574	2,082
Trade receivables past due
Under 60 days	432	541
60 to 120 days	214	232
Over 120 days	45	64
Trade receivables, net of allowance for doubtful accounts	3,265	2,919

The following table provides the change in allowance for doubtful accounts for contract assets.

	NOTE	2020	2019
Balance, January 1		(68)	(73)
Additions		(31)	(28)
Usage and reversals		40	33
Balance, December 31		(59)	(68)
Current		(29)	(32)
Non-current		(30)	(36)
Balance, December 31	14	(59)	(68)

LIQUIDITY RISK
Our cash and cash equivalents, cash flows from operations and possible capital markets financing are expected to be sufficient to fund our operations and fulfill our obligations as they become due. Should our cash requirements exceed the above sources of cash, we would expect to cover such a shortfall by drawing on existing committed bank facilities and new ones, to the extent available.
The following table is a maturity analysis for recognized financial liabilities at December 31, 2020 for each of the next five years and thereafter.

AT DECEMBER 31, 2020	NOTE	2021	2022	2023	2024	2025	THERE- AFTER	TOTAL
Long-term debt	24	221	1,785	1,665	1,278	2,125	13,540	20,614
Notes payable	23	392	—	—	—	—	—	392
Lease liabilities (1)		921	832	611	459	406	2,077	5,306
Loan secured by trade receivables	23	1,050	—	—	—	—	—	1,050
Interest payable on long-term debt, notes payable and loan secured by trade receivables		844	824	756	693	641	7,623	11,381
Net (receipts) payments on cross currency basis swaps		(1)	(1)	—	—	—	64	62
MLSE financial liability	22	149	—	—	—	—	—	149
Total		3,576	3,440	3,032	2,430	3,172	23,304	38,954
(1) Includes imputed interest of $950 million.
We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.

MARKET RISK

CURRENCY EXPOSURES
We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

In the first half of 2020, we entered into foreign currency forward contracts with a notional amount of $1,453 million in U.S. dollars ($2,039 million in Canadian dollars) to hedge the foreign currency risk associated with amounts drawn under our committed credit facilities. These foreign currency forward contracts matured in Q2 2020 and a loss of $14 million relating to these foreign currency forward contracts was recognized in Other (expense) income in the consolidated income statements, which offsets the foreign currency gain on the repayment of drawdowns under the credit facilities.
At December 31, 2020, we had outstanding cross currency interest rate swaps with a notional amount of $1,750 million in U.S. dollars ($2,301 million in Canadian dollars), to hedge the U.S. currency exposure of our Series US-1 and Series US-2 Notes maturing in 2048 and 2049, respectively. See Note 24, Long-term debt, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $7 million ($19 million) recognized in net earnings from continuing operations at December 31, 2020 and a gain (loss) of $245 million ($215 million) recognized in Other comprehensive income from continuing operations at December 31, 2020, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $4 million recognized in Other comprehensive income from continuing operations at December 31, 2020, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2020.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	675	CAD	885	2021	Anticipated transactions
Cash flow	USD	274	CAD	349	2021	Commercial paper
Cash flow	PHP	2,174	CAD	59	2021	Anticipated transactions
Cash flow	USD	479	CAD	614	2022	Anticipated transactions
Cash flow - call options	USD	231	CAD	299	2022	Anticipated transactions
Cash flow - put options	USD	231	CAD	295	2022	Anticipated transactions
Economic	USD	130	CAD	180	2021	Anticipated transactions
Economic - call options	USD	12	CAD	17	2021	Anticipated transactions
Economic - call options	CAD	17	USD	12	2021	Anticipated transactions
Economic - put options	USD	120	CAD	154	2021	Anticipated transactions
Economic - put options	USD	99	CAD	123	2022	Anticipated transactions
INTEREST RATE EXPOSURES
In 2020, we entered into interest rate options to economically hedge the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021. The fair value of these interest rate options at December 31, 2020 was a net liability of $6 million, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the consolidated statements of financial position. A loss of $6 million for the year ended December 31, 2020 relating to these interest rate options is recognized in Other (expense) income in the consolidated income statements.
A 1% increase (decrease) in interest rates would result in an increase (decrease) of $20 million and ($26 million) in net earnings from continuing operations at December 31, 2020.
In 2019, we entered into interest rate swaps, maturing in 2020, with a notional amount of $275 million to hedge the dividend rate reset on BCE preferred shares in 2020. A (loss) gain of ($9 million) and $8 million for the year ended December 31, 2020 and 2019, respectively, relating to these interest rate swaps is recognized in Other (expense) income in the consolidated income statements.
EQUITY PRICE EXPOSURES
We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. See Note 30, Share-based payments, for details on our share-based payment arrangements. The fair value of our equity forward contracts at December 31, 2020 was a net liability of $82 million recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. The fair value of our equity forward contracts at December 31, 2019 was an asset of $40 million recognized in Other current assets and Other non-current assets in the consolidated statements of financial position. A (loss) gain of ($51 million) and $138 million for the year ended December 31, 2020 and 2019, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the consolidated income statements.
A 5% increase (decrease) in the market price of BCE’s common shares at December 31, 2020 would result in a gain (loss) of $39 million recognized in net earnings from continuing operations for 2020, with all other variables held constant.
COMMODITY PRICE EXPOSURES
In 2020, we entered into fuel swaps to economically hedge the purchase cost of fuel in 2020 and 2021. The fair value of our fuel swaps at December 31, 2020 was an asset of $3 million included in Other current assets in the consolidated statements of financial position. A gain of $3 million relating to these fuel swaps is recognized in Other (expense) income in the consolidated income statements.
A 25% increase (decrease) in the market price of fuel at December 31, 2020 would result in a gain (loss) of $3 million recognized in net earnings from continuing operations, with all other variables held constant.

Capital management
We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
Our definition of capital includes equity attributable to BCE shareholders, debt, and cash and cash equivalents.
The key ratios that we use to monitor and manage our capital structure are a net debt leverage ratio(1) and an adjusted EBITDA to net interest expense ratio(2). In 2020 and 2019, our net debt leverage ratio target range was 2.0 to 2.50 times adjusted EBITDA and our adjusted EBITDA to net interest expense ratio target was greater than 7.5 times. At December 31, 2020, we had exceeded the limit of our internal net debt leverage ratio target range by 0.43.
These ratios do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, our net debt leverage ratio and adjusted EBITDA to net interest expense ratio as measures of financial leverage and health of the company.
The following table provides a summary of our key ratios.

AT DECEMBER 31	2020	2019
Net debt leverage ratio	2.93	2.81
Adjusted EBITDA to net interest expense ratio	8.32	8.50

On February 3, 2021, the board of directors of BCE approved an increase of 5.1% in the annual dividend on BCE’s common shares, from $3.33 to $3.50 per common share. In addition, the board of directors of BCE declared a quarterly dividend of $0.875 per common share payable on April 15, 2021 to the shareholders of record at March 15, 2021.
On February 5, 2020, the board of directors of BCE approved an increase of 5.0% in the annual dividend on BCE's common shares, from $3.17 to $3.33 per common share.
In Q4 2020, BCE started a normal course issuer bid program (NCIB) with respect to its First Preferred Shares. See Note 29, Share capital, for additional details.

(1)Our net debt leverage ratio represents net debt divided by adjusted EBITDA. We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in our statements of financial position. Adjusted EBITDA is defined as operating revenues less operating costs as shown in our income statements.
(2)Our adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. Adjusted EBITDA is defined as operating revenues less operating costs as shown in our income statements. Net interest expense is net interest expense as shown in our statements of cash flows plus 50% of declared preferred share dividends as shown in our income statements.

Note 29	Share capital
Preferred shares
BCE’s articles of amalgamation, as amended, provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.
The following table provides a summary of the principal terms of BCE’s First Preferred Shares as at December 31, 2020. There were no Second Preferred Shares issued and outstanding at December 31, 2020. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

	ANNUAL DIVIDEND RATE					NUMBER OF SHARES		STATED CAPITAL
SERIES		CONVERTIBLE INTO	CONVERSION DATE	REDEMPTION DATE	REDEMPTION PRICE	AUTHORIZED	ISSUED AND OUTSTANDING	DECEMBER 31, 2020	DECEMBER 31, 2019
Q	floating	Series R	December 1, 2030		$25.50	8,000,000	—	—	—
R(1)	3.018%	Series Q	December 1, 2025	December 1, 2025	$25.00	8,000,000	7,998,900	200	200
S	floating	Series T	November 1, 2021	At any time	$25.50	8,000,000	3,511,848	88	88
T(1)	3.019%	Series S	November 1, 2021	November 1, 2021	$25.00	8,000,000	4,486,552	112	112
Y	floating	Series Z	December 1, 2022	At any time	$25.50	10,000,000	8,079,291	202	202
Z(1)	3.904%	Series Y	December 1, 2022	December 1, 2022	$25.00	10,000,000	1,918,509	48	48
AA(1)	3.61%	Series AB	September 1, 2022	September 1, 2022	$25.00	20,000,000	11,397,196	291	291
AB	floating	Series AA	September 1, 2022	At any time	$25.50	20,000,000	8,599,204	219	219
AC(1)	4.38%	Series AD	March 1, 2023	March 1, 2023	$25.00	20,000,000	10,027,991	256	256
AD	floating	Series AC	March 1, 2023	At any time	$25.50	20,000,000	9,963,209	254	254
AE	floating	Series AF	February 1, 2025	At any time	$25.50	24,000,000	6,512,913	163	232
AF(1)	3.865%	Series AE	February 1, 2025	February 1, 2025	$25.00	24,000,000	9,481,487	237	168
AG(1)	2.80%	Series AH	May 1, 2021	May 1, 2021	$25.00	22,000,000	4,984,851	125	125
AH	floating	Series AG	May 1, 2021	At any time	$25.50	22,000,000	9,012,249	225	225
AI(1)	2.75%	Series AJ	August 1, 2021	August 1, 2021	$25.00	22,000,000	5,949,884	149	149
AJ	floating	Series AI	August 1, 2021	At any time	$25.50	22,000,000	8,050,116	201	201
AK(1)	2.954%	Series AL	December 31, 2021	December 31, 2021	$25.00	25,000,000	22,735,621	568	569
AL(2)	floating	Series AK	December 31, 2021	At any time		25,000,000	2,254,079	56	56
AM(1)	2.764%	Series AN	March 31, 2021	March 31, 2021	$25.00	30,000,000	9,542,615	218	218
AN(2)	floating	Series AM	March 31, 2021	At any time		30,000,000	1,952,085	45	45
AO(1)	4.26%	Series AP	March 31, 2022	March 31, 2022	$25.00	30,000,000	4,600,000	118	118
AP(3)	floating	Series AO	March 31, 2027			30,000,000	—	—	—
AQ(1)	4.812%	Series AR	September 30, 2023	September 30, 2023	$25.00	30,000,000	9,200,000	228	228
AR(3)	floating	Series AQ	September 30, 2028			30,000,000	—	—	—
								4,003	4,004
(1)BCE may redeem each of these series of First Preferred Shares on the applicable redemption date and every five years after that date.
(2)BCE may redeem Series AL and AN First Preferred Shares at $25.00 per share on December 31, 2021 and March 31, 2021, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AL or AN First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.
(3)If Series AP or AR First Preferred Shares are issued on March 31, 2022 and September 30, 2023, respectively, BCE may redeem such shares at $25.00 per share on March 31, 2027 and September 30, 2028, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AP or AR First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.
NORMAL COURSE ISSUER BID FOR BCE FIRST PREFERRED SHARES
On November 4, 2020, BCE’s Board of Directors authorized the company to commence a normal course issuer bid (NCIB) to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange. In 2020, BCE repurchased and canceled 41,400 First Preferred Shares for a total cost of $1 million. The NCIB will extend up to November 8, 2021, or an earlier date should BCE complete its purchases under the NCIB.

VOTING RIGHTS
All of the issued and outstanding First Preferred Shares at December 31, 2020 are non-voting, except under special circumstances when the holders are entitled to one vote per share.
PRIORITY AND ENTITLEMENT TO DIVIDENDS
The First Preferred Shares of all series rank at parity with each other and in priority to all other shares of BCE with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE.
Holders of Series R, T, Z, AA, AC, AF, AG, AI, AK, AM, AO and AQ First Preferred Shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.
Holders of Series S, Y, AB, AD, AE, AH and AJ First Preferred Shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.
Holders of Series AL and AN First Preferred Shares are entitled to floating cumulative quarterly dividends. The floating dividend rate on these shares is calculated every quarter, as set out in BCE’s articles of amalgamation, as amended.
Dividends on all series of First Preferred Shares are paid as and when declared by the board of directors of BCE.
CONVERSION FEATURES
All of the issued and outstanding First Preferred Shares at December 31, 2020 are convertible at the holder’s option into another associated series of First Preferred Shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.

Common shares and Class B shares
BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2020 and 2019.
The following table provides details about the outstanding common shares of BCE.

		2020		2019
	NOTE	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Outstanding, January 1		903,908,182	20,363	898,200,415	20,036
Shares issued under employee stock option plan	30	506,828	27	4,459,559	251
Shares issued under ESP		—	—	1,231,479	75
Shares issued under DSP		—	—	16,729	1
Outstanding, December 31		904,415,010	20,390	903,908,182	20,363
CONTRIBUTED SURPLUS
Contributed surplus in 2020 and 2019 includes premiums in excess of par value upon the issuance of BCE common shares and share-based compensation expense net of settlements.

Note 30	Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
ESP	(31)	(29)
RSUs/PSUs	(51)	(54)
Other (1)	(9)	(10)
Total share-based payments	(91)	(93)
(1) Includes DSP, DSUs and stock options.

Description of the plans
ESP
The ESP is designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, employees can choose to have up to 12% of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also will contribute up to 2% of the employee’s eligible annual earnings to the plan. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Employer contributions to the ESP and related dividends are subject to employees holding their shares for a two-year vesting period.
The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.
At December 31, 2020, 4,360,087 common shares were authorized for issuance from treasury under the ESP.
The following table summarizes the status of unvested employer contributions at December 31, 2020 and 2019.

NUMBER OF ESP SHARES	2020	2019
Unvested contributions, January 1	1,124,198	1,120,426
Contributions(1)	648,812	623,705
Dividends credited	62,171	57,083
Vested	(581,119)	(523,359)
Forfeited	(107,082)	(153,657)
Unvested contributions, December 31	1,146,980	1,124,198
(1)The weighted average fair value of the shares contributed was $57 in 2020 and $60 in 2019.

RSUs/PSUs
RSUs/PSUs are granted to executives and other eligible employees. The value of an RSU/PSU at the grant date is equal to the value of one BCE common share. Dividends in the form of additional RSUs/PSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. Executives and other eligible employees are granted a specific number of RSUs/PSUs for a given performance period based on their position and level of contribution. RSUs/PSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met, as determined by the board of directors.

The following table summarizes outstanding RSUs/PSUs at December 31, 2020 and 2019.

NUMBER OF RSUs/PSUs	2020	2019
Outstanding, January 1	2,915,118	2,812,697
Granted(1)	866,127	975,348
Dividends credited	165,435	149,648
Settled	(935,117)	(932,133)
Forfeited	(38,170)	(90,442)
Outstanding, December 31	2,973,393	2,915,118
Vested, December 31(2)	1,065,454	904,266
(1)The weighted average fair value of the RSUs/PSUs granted was $63 in 2020 and $58 in 2019.
(2)The RSUs/PSUs vested on December 31, 2020 were fully settled in February 2021 with BCE common shares and/or DSUs.
DSP
The value of a deferred share is equal to the value of one BCE common share. Dividends in the form of additional deferred shares are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. The liability related to the DSP is recorded in Trade payables and other liabilities in the statements of financial position and was $19 million and $22 million at December 31, 2020 and 2019, respectively.
DSUs
Eligible bonuses and RSUs/PSUs may be paid in the form of DSUs when executives or other eligible employees elect to or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met; thereafter, at least 50% of their compensation is paid in DSUs. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.
The following table summarizes the status of outstanding DSUs at December 31, 2020 and 2019.

NUMBER OF DSUs	2020	2019
Outstanding, January 1	4,623,099	4,391,997
Issued(1)	77,042	84,588
Settlement of RSUs/PSUs	90,435	146,960
Dividends credited	255,960	236,079
Settled	(815,864)	(236,525)
Outstanding, December 31	4,230,672	4,623,099
(1)The weighted average fair value of the DSUs issued was $61 in 2020 and $59 in 2019.
STOCK OPTIONS
Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:
•the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant
•the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant
At December 31, 2020, in addition to the stock options outstanding, 4,193,370 common shares were authorized for issuance under these plans. Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of seven years from the date of grant for options granted prior to 2019 and ten years from the date of grant for options granted in 2019 and 2020.

The following table summarizes BCE’s outstanding stock options at December 31, 2020 and 2019.

		2020		2019
	NOTE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1		12,825,541	57	14,072,332	56
Granted		3,420,407	65	3,357,303	58
Exercised(1)	29	(506,828)	52	(4,459,559)	54
Forfeited or expired		(88,886)	61	(144,535)	58
Outstanding, December 31		15,650,234	59	12,825,541	57
Exercisable, December 31		5,186,600	58	2,786,043	56
(1)The weighted average market share price for options exercised was $63 in 2020 and $62 in 2019.

The following table provides additional information about BCE’s stock option plans at December 31, 2020 and 2019.

	STOCK OPTIONS OUTSTANDING
	2020				2019
RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE REMAINING LIFE (YEARS)		WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE ($)
$40-$49	187,744	—	¹	48	449,216	1	47
$50-$59	11,998,200	5		58	12,271,003	6	58
$60 & above	3,464,290	9		65	105,322	4	61
	15,650,234	7		59	12,825,541	5	57
(1) Stock options outstanding expire in February 2021.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL
The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

	2020	2019
Weighted average fair value per option granted	$1.55	$2.34
Weighted average share price	$63	$58
Weighted average exercise price	$65	$58
Expected dividend growth	5%	5%
Expected volatility	12%	14%
Risk-free interest rate	1%	2%
Expected life (years)	4	4
Expected dividend growth is commensurate with BCE's dividend growth strategy. Expected volatility is based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 31	Additional cash flow information
The following table provides a reconciliation of changes in liabilities arising from financing activities.

	NOTE	DEBT DUE WITHIN ONE YEAR AND LONG-TERM DEBT	DERIVATIVE TO HEDGE FOREIGN CURRENCY ON DEBT (1)	DIVIDENDS PAYABLE	OTHER LIABILITIES	TOTAL
January 1, 2020		26,296	56	729	—	27,081
Cash flows (used in) from financing activities
(Decrease) increase in notes payable		(1,810)	169	—	—	(1,641)
Issue of long-term debt		6,006	—	—	—	6,006
Repayment of long-term debt		(5,003)	—	—	—	(5,003)
Cash dividends paid on common and preferred shares		—	—	(3,107)	—	(3,107)
Cash dividends paid by subsidiaries to non-controlling interests	35	—	—	(53)	—	(53)
Discontinued operations	3	(7)	—	—	—	(7)
Other financing activities		(31)	—	—	(52)	(83)
Total cash flows (used in) from financing activities excluding equity		(845)	169	(3,160)	(52)	(3,888)

Non-cash changes arising from
Increase in lease liabilities		675	—	—	—	675
Dividends declared on common and preferred shares		—	—	3,147	—	3,147
Dividends declared by subsidiaries to non-controlling interests		—	—	53	—	53
Effect of changes in foreign exchange rates		159	(159)	—	—	—
Business acquisitions		7	—	—	—	7
Discontinued operations	3	(106)	—	—	—	(106)
Other		137	—	(3)	52	186
Total non-cash changes		872	(159)	3,197	52	3,962
December 31, 2020		26,323	66	766	—	27,155
(1) Included in Other current assets, Other non-current assets and Trade payables and other liabilities in the statements of financial position.

	NOTE	DEBT DUE WITHIN ONE YEAR AND LONG-TERM DEBT	DERIVATIVE TO HEDGE FOREIGN CURRENCY ON DEBT (1)	DIVIDENDS PAYABLE	OTHER LIABILITIES	TOTAL
December 31, 2018		24,405	(169)	691	—	24,927
Adoption of IFRS 16		2,304	—	—	—	2,304
January 1, 2019		26,709	(169)	691	—	27,231
Cash flows (used in) from financing activities
Decrease in notes payable		(1,045)	(28)	—	—	(1,073)
Issue of long-term debt		1,954	—	—	—	1,954
Repayment of long-term debt		(2,221)	—	—	—	(2,221)
Increase in securitized trade receivables		131	—	—	—	131
Cash dividends paid on common and preferred shares		—	—	(2,966)	—	(2,966)
Cash dividends paid by subsidiaries to non-controlling interests	35	—	—	(65)	—	(65)
Discontinued operations	3	(6)	—	—	—	(6)
Other financing activities		(34)	—	—	(20)	(54)
Total cash flows used in financing activities excluding equity		(1,221)	(28)	(3,031)	(20)	(4,300)

Non-cash changes arising from
Increase in lease liabilities		1,005	—	—	—	1,005
Dividends declared on common and preferred shares		—	—	3,008	—	3,008
Dividends declared by subsidiaries to non-controlling interests		—	—	64	—	64
Effect of changes in foreign exchange rates		(261)	261	—	—	—
Discontinued operations	3	1	—	—	—	1
Other		63	(8)	(3)	20	72
Total non-cash changes		808	253	3,069	20	4,150
December 31, 2019		26,296	56	729	—	27,081
(1) Included in Other current assets and Other non-current assets in the statements of financial position.

Note 32	Remaining performance obligations
The following table shows revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2020.

	2021	2022	2023	2024	2025	THEREAFTER	TOTAL
Wireline	1,411	1,098	593	371	180	530	4,183
Wireless	1,645	635	44	1	1	1	2,327
Total	3,056	1,733	637	372	181	531	6,510
When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, BCE applied the practical expedient to not disclose information about remaining performance obligations that have an original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

Note 33	Commitments and contingencies
Commitments
The following table is a summary of our contractual obligations at December 31, 2020 that are due in each of the next five years and thereafter.

	2021	2022	2023	2024	2025	THERE- AFTER	TOTAL
Commitments for property, plant and equipment and intangible assets	975	835	608	416	250	352	3,436
Purchase obligations	545	479	331	225	144	269	1,993
Leases committed not yet commenced	2	2	1	1	—	—	6
Total	1,522	1,316	940	642	394	621	5,435
Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.
Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces and real estate. These leases are non-cancellable.

Contingencies
As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016 (the Decision). The estimated cost impact to Bell Canada of the Decision could be in excess of $100 million, if not overturned or otherwise modified.
Bell Canada and five major cable carriers (the Applicants) obtained leave to appeal the Decision from the Federal Court of Appeal and the Federal Court of Appeal granted a stay of the Decision until making a final ruling. As a result of the stay, the impact of the Decision was not recorded in our 2019 financial statements.

The Federal Court of Appeal issued a decision on September 10, 2020 in which it rejected the appeal and lifted the stay. The Applicants' request for leave to appeal the decision of the Federal Court of Appeal to the Supreme Court of Canada was denied on February 25, 2021.

The Applicants and TELUS Communications Inc. (Telus) also filed review and vary applications of the Decision with the CRTC. On September 28, 2020, the CRTC issued a stay of the Decision pending its final decision on the review and vary applications.

The Applicants and Telus also appealed the Decision to the Federal Cabinet. On August 19, 2020, the Federal Cabinet issued an Order in Council which did not overturn the Decision, noting that a further decision from the CRTC regarding the review and vary applications is pending.

As a result of the stay issued by the CRTC, the impact of the Decision continues to not be recorded in our 2020 financial statements.

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 4, 2021, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

Note 34	Related party transactions
Subsidiaries
The following table shows BCE’s significant subsidiaries at December 31, 2020. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.
All of these significant subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	OWNERSHIP PERCENTAGE
SUBSIDIARY	2020	2019
Bell Canada	100%	100%
Bell Mobility Inc.	100%	100%
Bell Media Inc.	100%	100%

Transactions with joint arrangements and associates
During 2020 and 2019, BCE provided communication services and received programming content and other services in the normal course of business on an arm’s length basis to and from its joint arrangements and associates. Our joint arrangements and associates include MLSE, Glentel Inc. and Dome Productions Partnership. From time to time, BCE may be required to make capital contributions in its investments.
In 2020, BCE recognized revenues and incurred expenses with our joint arrangements and associates of $14 million (2019 – $17 million) and $133 million (2019 – $200 million), respectively.

BCE Master Trust Fund
Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust Fund. Bimcor recognized management fees of $13 million from the Master Trust Fund for 2020 and $12 million for 2019. The details of BCE’s post-employment benefit plans are set out in Note 26, Post-employment benefit plans.

Compensation of key management personnel and board of directors
The following table includes compensation of key management personnel and the board of directors for the years ended December 31, 2020 and 2019 included in our income statements. Key management personnel included the company’s Chief Executive Officer, Chief Operating Officer, Group Presidents and the Presidents who reported directly to them.

FOR THE YEAR ENDED DECEMBER 31	2020	2019
Wages, salaries, fees and related taxes and benefits	(30)	(24)
Post-employment benefit plans and OPEBs cost	(3)	(3)
Share-based compensation	(26)	(29)
Key management personnel and board of directors compensation expense	(59)	(56)

Note 35	Significant partly-owned subsidiary
The following tables show summarized financial information for our subsidiary with significant non-controlling interest (NCI).
Summarized statements of financial position

	CTV SPECIALTY(1) (2)
FOR THE YEAR ENDED DECEMBER 31	2020	2019
Current assets	357	314
Non-current assets	1,032	994
Total assets	1,389	1,308
Current liabilities	159	151
Non-current liabilities	227	192
Total liabilities	386	343
Total equity attributable to BCE shareholders	699	671
NCI	304	294
(1)At December 31, 2020 and 2019, the ownership interest held by NCI in CTV Specialty Television Inc. (CTV Specialty) was 29.9%. CTV Specialty was incorporated and operated in Canada as at such dates.
(2)CTV Specialty's net assets at December 31, 2020 and 2019 include $6 million and $8 million, respectively, directly attributable to NCI.

Selected income and cash flow information

	CTV SPECIALTY(1)
FOR THE YEAR ENDED DECEMBER 31	2020	2019
Operating revenues	754	878
Net earnings	202	193
Net earnings attributable to NCI	64	61
Total comprehensive income	200	181
Total comprehensive income attributable to NCI	63	58
Cash dividends paid to NCI	53	65
(1)CTV Specialty's net earnings and total comprehensive income include $5 million directly attributable to NCI for 2020 and 2019.

Note 36	COVID-19

Starting in the latter part of the first quarter of 2020, our business has been negatively impacted by the emergency measures adopted to combat the spread of COVID-19 and the resulting adverse economic conditions. All of our segments have been adversely affected with a more pronounced impact on media advertising revenues, wireless product volumes and outbound roaming revenues. Depending on the severity and duration of the COVID-19 pandemic disruptions, including the number and intensity of resurgences in COVID-19 cases and the scope and duration of measures adopted in response thereto, our operations and financial results could continue to be significantly and negatively impacted in future periods. It is difficult at this time to estimate the magnitude of such future impacts.